03017985

AR/S

P.E. 12-31-02

Relationships Above All

MB Financial INC 2002 Annual Report

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MB Financial's focus on creating and maintaining strong banking relationships has resulted in another successful year. We continue to build on our strengths, add new capabilities and grow steadily according to plan. Our fundamental values of hard work, high performance, good communication and enthusiastic service make this a great place to work and a great place to bank.

Contents

Corporate Overview

MB Financial, Inc. (NASDAQ: MBFI) is the holding company for MB Financial Bank, N.A. in Chicago and Union Bank, N.A. in Oklahoma City. They provide a wide range of services including Commercial and Retail Banking, Lease Banking, Commercial Real Estate and Wealth Management. MB Financial is now at $4.3 billion in asset size, following our recently-completed 2003 acquisition of South Holland Trust and Savings Bank.

MB Financial concentrates on delivering to middle-market businesses a level of individualized commercial banking service that is a benchmark for the industry. Skilled professionals with a deep knowledge of the Chicagoland area, neighborhoods and market sectors are involved with each account. Our corporate culture puts a premium on vigor, thoroughness and accessibility. We've kept our hands-on work ethic throughout our years of growth. That growth includes the latest in technology, which we consider a way of extending the flexibility of our institution to accommodate the fast pace of 21st century life.

The Chicago area's MB Financial Bank now comprises 37 banking centers including five from our South Holland Trust and Savings Bank acquisition.

Oklahoma City's Union Bank continues to enrich the services and products available at its five banking centers. A significant technology initiative resulted in the conversion of commercial cash management services to an Internet platform, as well as a 42.3% net increase in Internet Banking customers in the last quarter of 2002.

In early 2003, MB Financial agreed to sell Abrams Centre Bancshares and its subsidiary, Abrams Centre National Bank. The sale will allow us to concentrate our resources on our core Commercial and Retail banking operations in the Chicago area.

Across the corporation, strategic acquisitions have added key capabilities, always with an eye on the ways in which they can strengthen our customer relationships.

Relationships are the heart of our business. Our ability to understand customers' needs and marshal our resources to help them is the key to our continued success.

In the year 2002, MB Financial successfully served our shareholders through prudent acquisitions, careful management and dedication to the highest level of service to our customers. We have a sound strategy, we are sticking to it, and it is paying off. This is the simplest way to tell you the good news we have to report this year. MB Financial continues to make steady progress toward our goal of being the premier bank in our target market.

Our ability to stay on the path of intelligent growth is due, in large part, to the specific decisions we have made and actions we have taken. But, more importantly, it is due to who we are. Throughout our organization, we have grown our bright, proactive, and analytically-sharp team. We employ people with integrity, people who are sensitive to the needs of customers, people who are energetic, who are good communicators and who realize, above all, that our business is about relationships.

Relationships. They define our business. It's been gratifying to see this reputation for solid relationships and overall market presence of MB Financial's institutions grow in the way they have. This is especially important at a time when our competition continues to merge and consolidate into unwieldy giants, leaving the market more and more receptive to the traditional values of personal attention and the genuine relationships we preserve.

Focus on Commercial Banking

We are dedicated to being the best bank for the entrepreneurial middle-market company. It is our legacy. It is our passion. Every aspect of our effort contributes to that goal. Our commercial customers appreciate knowing that they can make sound business decisions in concert with their own banker, the person whose face they know and whose hand they shake. Customers are assured that they have someone going to bat for them and representing their interests at the bank.

We remain 100% committed to this market niche. We've doubled and redoubled our effort in the middle-market area – strategically adding staff, equipment and facilities in order to support it.

We have the power and resources of a big bank, while preserving the character of a community bank. It's an ideal balance; great for our customers and satisfying for us. It allows our bankers to manage customer relationships in an entrepreneurial way. We selected them for our team because we trust them. We give a great deal of weight to their judgment and their advocacy for our customers.

By staying conscious of our size and growing wisely, we can keep operations at a level that allows us to be strong, but still stay nimble and react quickly. We work hard at reducing bureaucracy to a minimum. We value the spirit of enterprise among our people. If a banker has a good idea, it won't be lost in the shuffle. A banker will be listened to, and if the idea is solid, the banker can work to make it happen.

The Numbers

2002 was a terrific year from a financial standpoint. 2002 net income was $46.4 million compared to $12.4 million for 2001. If you exclude the merger charge (net of tax) from 2001, net income increased $14.9 million or 47%. While many items impacted the strong performance, we think the following was the most significant: Net interest income increased by $17.3 million or 15%. This increase was due to our growth in our average earning assets of $181.4 million and improvements in our net interest margin. The margin increased from 3.73% to 4.03% due to better pricing obtained on loans and deposits. Other income increased $12.9 million or 49.3% due to better pricing obtained in the fee revenue area and efforts to continue to diversify and grow our revenue streams (primarily in the Cash Management, Lease Banking and Wealth Management areas). While net interest income and other income increased significantly, other expenses increased only modestly ($4.4 million or 5.1%, net of merger expenses). Most of this increase came in the salaries and employee benefits category, which increased $4.1 million due to investments in personnel.

Strategic Growth

We continued to add core business capacity by completing two important acquisitions in 2002: First National Bank of Lincolnwood and LaSalle Systems Leasing. The Lincolnwood acquisition substantially deepened our market share in the north suburban area and allowed us to increase our offerings there. We are building a new facility in Lincolnwood that is slated to open by the end of 2003. This will allow us to consolidate nearby banking centers.

The LaSalle Systems acquisition is, in our opinion, the crown jewel in our already strong leasing operation. It puts us in a new league in terms of the range of opportunities we can address, and the speed with which we can do so.

In February 2003, we completed the acquisition of South Holland Trust and Savings Bank, whose locations, operations and employees complement our organization. In particular, they bring a strong commercial banking platform and a significant number of Wealth Management relationships. This merging of efforts supports our goal to be the sole source of financial services for all of our valued customers.

Extending our Personal Service Philosophy

One particular area of success this year has been our growing Wealth Management practice. Our organization's established strength in the administration of trusts and our corresponding expertise in a wide range of investment and insurance products makes our Wealth Management services something special in the industry. In addition, the expected introduction of our Private Client Services in 2003 will extend our commitment to helpful and productive client relationships to a new level, providing everything from easy Internet access to seasoned investment advice. The growth in these areas adds value for our shareholders at the same time as it enriches our ability to serve families.

Product Innovation

We kept up the pace of new product introductions in 2002. Among the notable additions is a powerful new lockbox system. It includes sophisticated features to view deposited images online, to transmit data captured on coupons and to automatically fax images received. This is indicative of an entire slate of new cash management features we offer.

On the Retail Banking side, Simply Free Checking and small business Economy Checking were quite popular introductions this year, bringing in new customers and sparking the interest of many existing customers in our full array of products. These checking and transaction products will also lead our 2003 efforts.

Our technology capabilities continued to grow providing us the ability to streamline services and create added value.

The Right Business, the Right Results

As for the future, we believe our market potential is substantial, and that we are well positioned within it. Our optimism is supported by results. At MB Financial, we are clear in our strategies, clear in our operations. We are advancing toward our goal of becoming the premier bank in the markets we serve.

Our business is indeed about relationships. We are proud to work at a place where we all agree on this principle, and think and act like one company from level to level, division to division, branch to branch. The message to our customers, from all sides of our organization, is: You'll never need to go anywhere else for banking, we've got it all here.

To close, we'd like to share with you an important snapshot from the year. CEO Mitch Feiger and CFO Jill York were invited to speak at an investor conference last spring. This is routine in the industry. Our management has appeared at these conferences for years. However this year, something was different, something was new. The hall was packed, standing room only, full of investors from far and wide who were intent on hearing about our company. This was a defining moment. We have created the right business, and now we're seeing the results.

We want to thank you, our shareholders, for your continued confidence and support. We have accomplished a great deal this year, but we recognize that we have a great deal of hard work ahead of us. We never lose sight of the fact that you have placed your trust in us and that our first responsibility is always to work tirelessly, with all our energy and all the wisdom of our fine team's combined experience, on your behalf.

E. M. Bakwin
Chairman of the Board
MB Financial, Inc.

Mitchell Feiger
President and Chief Executive Officer
MB Financial, Inc.

Financial Highlights


Net Income
(in millions of dollars)
21.64
28.37
26.96
12.36*
46.37
98
99
00
01
02


Earnings Per Share
(fully diluted, in dollars)
1.44
1.65
1.53
0.69*
2.58
98
99
00
01
02


Closing Stock Prices
(year ended)
12.44
13.38
27.19
34.79
99
00
01
02


Total Loans
(in billions of dollars)
1.33
1.86
2.02
2.31
2.50
98
99
00
01
02


Total Assets
(in billions of dollars)
2.52
3.11
3.29
3.47
3.76
98
99
00
01
02


Total Deposits
(in billions of dollars)
2.09
2.48
2.64
2.82
3.02
98
99
00
01
02

*Includes $19.2 million merger charge, net of tax benefit

We realize the potential in every relationship.

Every customer is important.

Experience is the difference.

We've built a great bank by concentrating on building relationships. The result is that customers have built their own great businesses with our help. Relationships are our past, our present and our future.



Trust

A banker you can count on, that's what you need as you manage your operation. Whether you're keeping a steady course or you're ready to take your business in a new direction, you can count on your *trustworthy* MB Financial banker to be on your side with flexible services and sound advice.



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Personal Banking
Switching to NB Financial Bank
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a time-honored tradition of personal service key to our success at MB Financial. We view our systems as a powerful way to expand this philosophy. Being *accessible* to our customers is ity.

Our technology combined with our open door policy provide unparalleled flexibility.


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The combined knowledge of our professional team continues to grow. We bring to the table a wealth of knowledge to assist you in guiding your business. We're Chicago-based. We know the area and we know its industries. Isn't it nice to feel *understood*?


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Call us. Our seasoned
are ready to move
you reach goals

Loyalty

Our services have expanded and our experience has deepened over the years. As a result, our relationships thrive. Our customer base of local enterprises has stayed with MB Financial for nearly a century. We return the favor by being genuinely *loyal* to our customers, our investors and our employees.



Partnership is a way of life and a way of business at MB Financial. As our relationships with our customers grow, the benefits they receive multiply.





The pursuit of happiness
It's your goal, and ours.



Comfort

With your banking partners working on your behalf, you can concentrate on the important things in life. Whether it's Wealth Management services for you and your family or our full range of Cash Management services for your business, MB Financial is big enough to have the resources you need but also the right size to know your unique situation. You can feel *comfortable* with your banking team as you work to fulfill your objectives.

MB Financial is a company on the rise. Its rich tradition of relationship-centered banking combined with solid growth and financial performance has propelled it to a position of increasing prominence in the market.

Continuing to develop a group of the best and brightest professionals; adding banking centers, products and services in response to customers' needs; and always extending the personal touch were at the heart of our 2002 achievements and reflected in our financial performance. "Not only has the banking sector done well, but MB Financial has outperformed the sector as reflected in our stock price performance," notes Chief Financial Officer Jill York.

By staying the course of steady growth, MB Financial increased its presence in its target markets and demonstrated its commitment to customers and shareholders. Our market position in 2002 was enhanced by the use of our new name, updated logo and expanded marketing and advertising initiatives.

The benefit of this strategic growth, according to MB Financial professionals, is flexibility and personalization. It allows us to weave products together to make customers' lives easier and their businesses more profitable. Throughout 2002, we continued to offer a spectrum of products and services that helped retain our loyal customers – and attract new ones.

COMMERCIAL BANKING

Middle Market Banking

MB Financial made solid progress in its mission to become the premier bank for $5 – $50 million companies. Building on 90 years of personal service to manufacturers, distributors, and wholesalers, we continued to develop long-term partnerships with our core customer base of entrepreneurial and family-owned companies. Though the faces may change over time, the character of both our bankers and our customers is the same: thoughtful, hardworking and imaginative.

The year's results are a tribute to our experienced commercial banking staff, which includes over 50 bank officers. They worked as a cohesive unit toward a common goal: the success of our bank through the success of our relationships.

MB Financial is fast becoming the bank of choice for middle-market companies. Why? As our customer base and services have steadily increased, we've remained focused on providing direct, one-on-one access to experienced bankers. "We don't just provide our customers with products and services," says Bank Chairman and Group President Ron Santo, "we build relationships with each and every one of them. We know about them, their business, their hopes and dreams...Our efforts exemplify our personal relationship banking philosophy. It's becoming an increasingly rare way of doing business in our industry."

MB Financial bankers nurture customer relationships by sitting down with business owners and managers – and listening. They have access to resources that benefit customers including lines of credit, working capital loans, acquisition financing and asset-based lending. We also offer a number of programs to assist in optimizing capital management strategies, including Industrial Revenue and Development Bond (IRB) financing and SBA 504 programs.

Our commercial loan portfolio grew nearly 14% this year because we know our customers, understand their objectives and are able to provide them with appropriate products and services. As always, the diversity of our customer base across industries helped sustain stable credit quality.

This year, we added seasoned professionals to our already strong staff. These senior bankers were carefully chosen not only for their industry knowledge, but also for their ability to represent our values of extraordinary customer service.

"We pride ourselves in our ability to understand the strategic direction of our customers," explains Executive Vice President and Chief Commercial Banking Officer Tom Panos. "Knowing our customers, understanding their strategic plan – that's where our experience pays off. We introduce ideas. We'll say, 'Did you ever think of financing like this? Did you ever think of running your cash management like that?'"

Cash Management

Cash management can be a challenge – but we make it easy for our customers. We work hard to find ways to make cash management more convenient by tapping into the latest in technology. From Merchant Card programs to our state-of-the-art Corporate InterConnect, our goal is to provide customers a "one-stop-shop" for all their cash management needs.

Our electronic programs grew in popularity this year. Use of the Internet-based Corporate InterConnect system for balance information, activity reports and lockbox check images increased significantly.

Similar growth was reported for the Automated Clearing House (ACH), which allowed our business customers to originate electronic transfers facilitating payments like Federal and State tax payments and direct deposit of payroll. Our newly-introduced system, called ACH Express, provided customers with immediate access through the Web to information about their received ACH activity. Small businesses signed up for sophisticated but equally as vital electronic banking features.

By enhancing service, introducing new cash management tools, and delivering cash management products to meet customer strategies, we increased product and service options in 2002. Our emphasis on improved technology enhanced the day-to-day cash management support we delivered to our customers.

Once again, listening and understanding our customers paid off. MB Financial's Commercial bankers pride themselves on their ability to provide solutions that make a difference to customers and their businesses.

Commercial Real Estate

Both understanding the intricacies of the real estate climate and leveraging our industry experience have played key roles in our *Commercial Real Estate team's 2002 successes. From for-sale* residential housing to other types of commercial and industrial developments, we provided the right financial tools and services to fit the projects. These included acquisition, development or construction loans in addition to other banking services.

Our growth in this important business segment is a direct result of our talented team, whose members have on average over 20 years experience. They not only have an extraordinary understanding of property development but, equally as important, they are able to embrace a developer's vision and offer consultation. This ensured that our partnerships were built on sound financial design and true economic potential. Our Commercial Real Estate team remains focused on continuing to build MB Financial's presence in this competitive field.

Korean Banking

Living the American dream balances individual initiative with cooperation and teamwork in the pursuit of common goals. MB Financial has been collaborating for years with Chicago's vibrant Korean community. In return, the Korean community has rewarded us with a loyal customer constituency.

Under the direction of Senior Vice President Charles Oh, the reputation of MB Financial Korean Banking has grown steadily. By going the extra mile to offer advice, conduct seminars and Q and A sessions and offer flexible services, we have demonstrated our organization-wide commitment to understanding unique communities and to meeting diverse and individualized needs.

LEASE BANKING

Entrepreneurial spirit is a driving force for Bank President and Lease Banking expert Burton Field, who started with the organization over three decades ago. "Word got out to companies," says Field, "that there was a bank here at Ashland and Division where you didn't have to wait a week to get a deal done." He adds: "At MB Financial, we move swiftly on opportunities because we understand the importance of it to our customers."

MB Financial is among a small number of banks able to provide virtually every service necessary to a leasing company including discounting leases, equity infusions and bridge loans. Lease Banking also contributes to profitability through direct ownership of equipment. When leases terminate, the leased equipment is either released or remarketed.

Our acquisition of LaSalle Systems Leasing in 2002 added value to our Lease Banking services. For the first time, we have a direct lease origination function. This has allowed us to grow and create our own opportunities in ways that we never have before.

In 2003, as MB Financial becomes a bigger player in the leasing world, we anticipate growing our relationships and increasing the scale of Lease Banking through our knowledgeable team, conservative approach of valuing assets and the proprietary manner in which transactions are beneficially structured.

RETAIL BANKING

Convenience. It is a principal reason people choose a bank.

In the year 2002, MB Financial added more branches, more ATMs and more high-profile products to its already strong consumer offering. Add to that the community outreach of our sales staff, the introduction of needs-driven products and the efforts of our knowledgeable banking center teams, and it's clear that we have a strong foundation on which to build. The 2003 acquisition of South Holland Trust and Savings Bank will further strengthen our base in that community and expand our retail platform in the south suburbs.

In 2002 we built on our initiative to evolve from a customer service platform to a proactive sales force. We armed our team with sales skill development and an enhanced awareness of our total organization's growing range of products. This effort, supported by our custom incentive program, produced impressive results. The program also helped the bank exceed in its goals for referrals to Cash Management, Wealth Management and MB Investment Services. Our valued employees truly made this initiative come to life, proving that customer-conscious, personal service is a way of business at MB Financial.

"We recognize high performance people and we reward them," says Senior Vice President and Chief Retail Banking Officer Tommy FitzGibbon. He credits the incentive program for helping change the culture of the organization and increasing staff retention rates."Our sales culture created an environment where proven performers are recruited and retained, thereby providing a positive work environment."

Product Introductions

This year we introduced important new deposit products including Simply Free Checking, small business Economy Business Checking, and CheckProtect™, overdraft protection. With these new offerings, we expect significant new fee revenue.

Technology offered another avenue of convenience for our customers and of growth for Retail Banking. 2002 saw an expanded use of Internet Banking and Online Bill Payment. Sixteen percent of MB Financial Bank Retail DDA customers are online – compared to the five percent industry average. Growing at a pace of 150 new customers each month, we recorded by year-end over 6,500 Internet Banking users, about 10 percent of them using Online Bill Payment.

These new products and features kept MB Financial at the forefront of the quickly evolving consumer market.

Community Development

MB Financial's Community Development Corporation (CDC) completed approximately $40 million in deals in the year. We took the lead in a 30-bank partnership with the City of Chicago to create a secondary market for low-income housing loans originated via Neighborhood Housing Services of Chicago, Inc. Chicago Mayor Richard M. Daley hailed this partnership as an innovative approach to increasing home ownership options for Chicago residents. Also of note was our support to the Gateway Center Seniors Development. With our assistance, several of our clients were able to obtain much-needed grants processed by CDC and obtained from the Federal Home Loan Bank of Chicago.

For us, community development comes naturally. We know our communities and we care about their well being. Our institution's relationship with the community operates according to the same model as our bankers' relationships with each and every customer – we listen, learn and offer our best.

WEALTH MANAGEMENT

Successful people have one thing in common: Time is of the utmost importance. That's why efficiency – the ability to offer an increasingly comprehensive range of services in one place at one time – is a fundamental strategy of MB Financial. Nowhere is this more evident than in the realm of Wealth Management and Private Client Services. Handling these important products for new and existing customers allows us to optimize our customers' time, while we strengthen the bonds between a family business, a family and ourselves.

We've enjoyed the long-term relationships in which we've been able to help businesses develop and, in turn, help the business owners preserve and enhance their wealth. As they grow, we've grown with them. From work to vacation, from launching a business to retirement, from office to home – at any point in a customer's life, we can help.

Private Client Services

The economic boom of the past decade created four to five million more millionaires compared to the number that existed just 15 years ago, according to a major study. With more than 200,000, metropolitan Chicago has the second highest number of millionaire households of any U.S. city.

MB Financial introduced Private Client Services in early 2003 as a single-source financial services solution for this market. It is expected to grow through a combination of effective client identification, first-class service and proactive marketing initiatives. MB Financial believes it can compete and prosper among competitors within its peer group by catering to high-net-worth individuals who offer the bank a greater potential for profitability and greater access to other clients with the same characteristics.

As the needs of our private clients evolve, so will Private Client Services, in both its scope and scale. The component that is expected to remain constant is the premier level of service provided to our clients.

"Our concentration, like that of the rest of the bank, is on the relationship," says Bill McCarty, Executive Vice President, Wealth Management and Operations. "Our seasoned financial professionals are not only experts in their chosen disciplines, but they are experts at working with clients – both listening and explaining – so that clients feel knowledgeable and comfortable about their assets."

Trust and Asset Management Services

MB Financial's Trust Department has a stellar reputation. Our prime mission is to preserve and grow assets and then efficiently transfer wealth to heirs. Objectivity and confidentiality is of primary importance in serving our clients. In addition to acting as trustee, our services include estate administration, guardianships, employee benefits and land trusts. We now have over $1 billion in assets under management. As with the rest of our organization, service is what differentiates us. Another strength is our investment strategy. Our large cap equity approach has outperformed the S&P 500 over the last one-, three-, five- and ten-year periods with less risk.

Asset management is an area of focus for us and will be pursued aggressively in 2003. Our open architecture philosophy of asset management offers our customers sound and objective investment approaches and allows us to tailor our services precisely to each client's unique needs. This year, our clients upgraded a significant number of self-directed relationships to our discretion resulting in increased revenue.

In 2002, Trust and Asset Management Services introduced Internet access capabilities, including MB Trustlink in addition to Tax-Deferred Exchange Trusts and bundled retirement plans.

Retail Investment Products

Our independence as financial representatives increased the popularity of our retail investment services to our customers. Our association with leading independent brokerage firms ensured our ability to react effectively and prudently on our customers' behalf. For the second year in a row, MB Investment Services was the top performing bank investment program out of over 250 banks having a relationship with one leading brokerage firm. As we move forward, Vision Investment Services, Inc. will act as our broker/dealer. Now a subsidiary of MB Financial, Vision will also continue its efforts as a third-party marketer to supply investments, handle clearings and provide sales support for other financial institutions.

Insurance Products

MB Financial Insurance, Inc. offered businesses a full array of insurance vehicles including medical, life, officers' liability, and workers compensation. High priority was also given to helping individual customers procure the smartest protection for their families, their homes and their cars. In 2002, we concentrated our focus on our outstanding array of life insurance products.

OUR PEOPLE AND OUR FUTURE

For us, relationships are crucial. That's why we're proud of the combined wisdom of the members of our growing family. However, retaining and hiring seasoned talent is not enough.

In order to build personnel strength for the future, MB Financial inaugurated a remarkable training program three years ago. Through it, we actively seek outstanding young people – people who are truly good fits – and recruit them straight out of school.

"Our Leadership Development Program is terrific," says Senior Vice President Jeff Husserl. "We provide the breadth found in larger institutions and yet our recruits also spend substantial time with top executives. This is a real indication of the character of our company."

At MB Financial, we want to make sure the founding values and foresight that guided us to today continue in the years to come. These values include our timely and personal service; our big-picture vision; and our eagerness to sit and talk with our customers. These are the things that make us who we are. And we're teaching them to a whole new generation in order to help guarantee a successful future.

MB Financial, Inc. and Subsidiaries Consolidated Balance Sheets
(Amounts in thousands, except share data)
(Unaudited)

December 31	2002	2001
ASSETS		
Cash and due from banks	$ 90,522	$ 106,572
Interest bearing deposits with banks	1,954	4,408
Federal funds sold	16,100	19,500
Investment securities available for sale	893,553	843,286
Loans held for sale	8,380	–
Loans (net of allowance for loan losses of $33,890 at December 31, 2002 and $27,500 at December 31, 2001)	2,470,824	2,284,454
Lease investments, net	68,487	48,252
Interest only securities	5,356	8,580
Premises and equipment, net	50,348	49,308
Cash surrender value of life insurance	73,022	33,890
Goodwill, net	45,851	32,031
Other intangibles, net	2,797	2,795
Other assets	32,387	32,777
TOTAL ASSETS	$ 3,759,581	$ 3,465,853
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Deposits:		
Noninterest bearing	$ 497,264	$ 473,624
Interest bearing	2,522,301	2,348,102
TOTAL DEPOSITS	3,019,565	2,821,726
Short-term borrowings	222,697	243,282
Long-term borrowings	45,998	33,980
Company-obligated mandatorily redeemable preferred securities	84,800	25,000
Accrued expenses and other liabilities	43,334	48,277
TOTAL LIABILITIES	3,416,394	3,172,265
Stockholders' Equity:		
Common stock ($0.01 par value; authorized 40,000,000 shares; issued 17,741,535 shares at December 31, 2002, and 17,486,924 at December 31, 2001)	177	175
Additional paid-in capital	69,531	63,104
Retained earnings	255,241	219,424
Accumulated other comprehensive income	18,783	10,885
Less: 15,865 shares of treasury stock, at cost, at December 31, 2002	(545)	–
TOTAL STOCKHOLDERS' EQUITY	343,187	293,588
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 3,759,581	$ 3,465,853

MB Financial, Inc. and Subsidiaries Consolidated Statements of Income
(Amounts in thousands except share and per share data)
(Unaudited)

Years Ended December 31	2002	2001	2000
Interest income:			
Loans	$ 161,595	$ 171,192	$ 165,230
Investment securities:			
Taxable	43,506	50,118	56,529
Nontaxable	3,383	4,099	4,403
Federal funds sold	338	1,515	1,591
Other interest bearing deposits	44	332	235
TOTAL INTEREST INCOME	208,866	227,256	227,988
Interest expense:			
Deposits	67,247	95,591	98,071
Short-term borrowings	3,755	13,148	19,444
Long-term borrowings and redeemable preferred securities	5,186	3,143	3,712
TOTAL INTEREST EXPENSE	76,188	111,882	121,227
NET INTEREST INCOME	132,678	115,374	106,761
Provision for loan losses	13,220	6,901	8,163
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	119,458	108,473	98,598
Other income:			
Loan service fees	5,034	4,128	1,704
Deposit service fees	11,087	9,014	7,823
Lease financing, net	6,656	2,172	1,926
Trust and brokerage fees	4,789	3,563	2,809
Net gains on sale of securities available for sale	1,777	1,716	–
Increase in cash surrender value of life insurance	4,132	2,187	1,703
Other operating income	5,641	3,416	4,483
	39,116	26,196	20,448
Other expenses:			
Salaries and employee benefits	49,673	45,585	41,071
Occupancy and equipment expense	15,898	16,885	17,334
Computer services expense	3,428	1,952	1,540
Goodwill amortization expense	–	2,548	2,229
Other intangibles amortization expense	971	1,021	1,220
Advertising and marketing expense	3,438	2,879	3,275
Professional and legal expense	3,214	2,160	3,838
Other operating expenses	14,211	13,398	13,392
Merger expenses	–	22,661	–
	90,833	109,089	83,899
INCOME BEFORE INCOME TAXES	67,741	25,580	35,147
Income taxes	21,371	13,217	8,186
NET INCOME (1)	$ 46,370	$ 12,363	$ 26,961
Basic earnings per common share	$ 2.63	$ 0.70	$ 1.53
Diluted earnings per common share	$ 2.58	$ 0.69	$ 1.53
Weighted average common shares outstanding	17,619,682	17,561,808	17,607,365
Dilutive weighted average common shares outstanding	17,991,372	17,847,485	17,614,984

(1) Net income for the year ended December 31, 2001 would have been $31.5 million, excluding $22.6 million in merger expenses ($19.2 million, net of related tax benefit) incurred in connection with the MBFI-MidCity merger.

Directors and Exective Officers

MB Financial, Inc.

Board of Directors

E. M. Bakwin, *Chairman of the Board*
Robert S. Engelman, Jr., *Private Investor*
Alfred Feiger, *Vice Chairman of the Board*
Mitchell Feiger, *President and Chief Executive Officer*
Burton J. Field, *Vice President; President, MB Financial Bank*
Lawrence E. Gilford, *Private Investor*
Richard I. Gilford, *Private Investor*
James N. Hallene, *Principal, Capital Concepts, LLC*
Thomas H. Harvey, *Environment Program Director, William and Flora Hewlett Foundation*
Patrick Henry, *Chairman of the Board, Verado Energy, Inc.*
Leslie S. Hindman, *President, Leslie Hindman, Inc.*
Richard J. Holmstrom, *Partner, Menlo Equities LLC*
David L. Husman, *Chairman, Equibase Capital Partners*
Clarence Mann, *Private Investor*
Ronald D. Santo, *Vice President; Chairman and Group President, MB Financial Bank*
Eugene Sawyer, *Consultant*
K. A. Skopec, *Vice Chairman of the Board*

Executive Officers

Mitchell Feiger, *President and Chief Executive Officer, MB Financial, Inc.*
Burton J. Field, *Vice President, MB Financial, Inc.; President, MB Financial Bank*
Thomas P. FitzGibbon, Jr., *Senior Vice President and Chief Retail Banking Officer, MB Financial Bank; President, MB Financial Bank Community Development Corporation*
Jeffrey L. Husserl, *Senior Vice President and Chief Human Resources Officer, MB Financial Bank*
William F. McCarty III, *Executive Vice President, Wealth Management/Operations, MB Financial Bank*
Thomas D. Panos, *Executive Vice President and Chief Commercial Banking Officer, MB Financial Bank*
Ronald D. Santo, *Vice President, MB Financial, Inc.; Chairman and Group President, MB Financial Bank*
Jill E. York, *Vice President and Chief Financial Officer, MB Financial, Inc.; Senior Vice President and Chief Financial Officer, MB Financial Bank*

MB Financial Bank, N.A.

Board of Directors

Ronald D. Santo, *Chairman of the Board and Group President*
E. M. Bakwin, *Chairman of the Board, MB Financial, Inc.*
Jack C. Chen, *Chairman and President, De Amertek Corporation*
Mitchell Feiger, *President and Chief Executive Officer, MB Financial, Inc.*
Burton J. Field, *President*
Thomas P. FitzGibbon, Jr., *Senior Vice President and Chief Retail Banking Officer*
Richard I. Gilford, *Private Investor*
Jeffrey L. Husserl, *Senior Vice President – Chief Human Resources Officer*
James Mann, *Senior Vice President*
William F. McCarty III, *Executive Vice President – Wealth Management/Operations*
Thomas D. Panos, *Executive Vice President and Chief Lending Officer*
J. Richard Perkins, *President, Perkins Products*
Nancy L. Philip, *President, P.S. Advertising, Inc.*
Christine M. Roche, *President, Acme Screw Company*
Hipolito (Paul) Roldan, *Chief Executive Officer, Hispanic Housing Development Corporation*
Jason B. Selch, *Managing Director, Liberty Wanger Asset Management, L.P.*
K. A. Skopec, *Vice Chairman of the Board, MB Financial, Inc.*
George Wallach, *Private Investor*
Jill E. York, *Senior Vice President and Chief Financial Officer*

Union Bank, N.A.

Board of Directors

E.M. Bakwin, *Chairman of the Board, MB Financial, Inc.*

Mitchell Feiger, *President and Chief Executive Officer, MB Financial, Inc.*

George A. Hall, *Private Investor*

Edward J. Henry, *President and Chief Executive Officer, Abrams Centre National Bank*

Edward J. Hutlas, *Registered Petroleum Engineer, Independent Consultant*

Frank Merrick, *President, Foundation for Management, Inc.*

Pat Potts, *President Emeritus, The Center for Non-Profit Management*

E. Wilson Roberts, *President and Chief Executive Officer*

Patrick J. Ryan, *Investments*

Margaret S. Salyer, *President, Accel Financial Staffing*

K. A. Skopec, *Vice Chairman of the Board, MB Financial, Inc.*

Charles E. Wiggin, *President, Wiggin Properties, Inc.*

Annual Meeting

All stockholders are invited to attend our annual meeting, which will be held at 3:00 p.m. on Tuesday, April 22, 2003, at MB Financial Bank at 7222 West Cermak Road, North Riverside, Illinois. We look forward to meeting all stockholders and welcome your questions at the annual meeting. Any stockholder unable to attend this year's meeting is invited to send questions and comments in writing to Mitchell Feiger, President and Chief Executive Officer, at MB Financial, Inc.

Form 10-K

Individuals who wish to obtain a copy at no charge of MB Financial, Inc.'s Form 10-K for the fiscal year ended December 31, 2002, as filed with the Securities and Exchange Commission, may do so by writing Doria L. Koros, Corporate Secretary, at MB Financial, Inc., 1200 North Ashland Avenue, Chicago, Illinois 60622.

For Further Information

Stockholders and prospective investors are welcome to call or write MB Financial, Inc. with questions or requests for additional information. Please direct inquiries to:

Jill E. York
Vice President and Chief Financial Officer
MB Financial, Inc.
1200 North Ashland Avenue
Chicago, Illinois 60622
773.645.7866

Registrar and Transfer Agent

Stockholders with a change of address or related inquiries should contact:

LaSalle Bank, N.A.
c/o Corporate Trust Operations
135 South LaSalle Street, Suite 1960
Chicago, Illinois 60603
312.904.2458

Quarterly Calendar

The Company operates on a fiscal year ending December 31. Quarterly results are filed with the Securities and Exchange Commission.

Stock Market Information

The common stock of MB Financial, Inc. is traded on the National Association of Securities Dealers Automated Quotation System (NASDAQ) under the ticker symbol MBFI. Stock price quotations are published daily in the *Chicago Tribune, Chicago Sun-Times* and *The Wall Street Journal*, among others. The stock is commonly listed as MB Fnl.

As of December 31, 2002, the following securities firms indicated they were maintaining an inventory of MB Financial, Inc. common stock and acting as market makers.

Howe Barnes Investments, Inc.
Spear, Leeds & Kellogg
Goldman, Sachs & Co.
Morgan Stanley & Co., Inc.
Sandler O'Neill & Partners, L.P.
Knight Securities L.P.
Stifel Nicolaus & Co.

Price Summary

The following schedule details our stock's quarter ending high and low stock price for the last two years:

2002	High	Low	Ending
First	$ 32.19	$ 26.28	$ 29.95
Second	34.90	29.27	34.39
Third	35.22	28.05	33.50
Fourth	35.99	31.89	34.79

2001	High	Low	Ending
First	$ 17.25	$ 13.00	$ 17.25
Second	26.00	15.90	26.00
Third	28.40	21.71	25.00
Fourth	29.40	24.80	27.19

Independent Public Accountants

KPMG LLP
Chicago, Illinois

When used in this Annual Report and in filings with the Securities and Exchange Commission, in press releases or other public shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "believe," "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," "plans," or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date made. These statements may relate to our future financial performance, strategic plans or objectives, revenues or earnings projections, or other financial items. By their nature, these statements are subject to numerous uncertainties that could cause actual results to differ materially from those anticipated in the statements.

For a list of some of the important factors that could cause actual results to differ materially from the results anticipated or projected, see our Annual Report on Form 10-K for the year ended December 31, 2002, filed with the Securities and Exchange Commission.

Locations

Corporate Office
801 West Madison Street
Chicago, Illinois 60607

MB Financial Bank
www.mbfinancial.com
773.645.3333

1200 North Ashland Avenue
Chicago, Illinois 60622

6422 West Archer Avenue
Chicago, Illinois 60638

8300 West Belmont Avenue
Chicago, Illinois 60634

5100 South Damen Avenue
Chicago, Illinois 60609

2 South LaSalle Street
Chicago, Illinois 60603

6201 North Lincoln Avenue
Chicago, Illinois 60659

1420 West Madison Street
Chicago, Illinois 60607

2965 North Milwaukee Avenue
Chicago, Illinois 60618

3232 West Peterson Avenue
Chicago, Illinois 60659

6443 North Sheridan Road
Chicago, Illinois 60626

303 East Wacker Drive
Chicago, Illinois 60601

One East Wacker Drive
Chicago, Illinois 60601

One South Wacker Drive
Chicago, Illinois 60606

1618 West 18th Street
Chicago, Illinois 60608

3030 East 92nd Street
Chicago, Illinois 60617

5750 West 87th Street
Burbank, Illinois 60459

7000 County Line Road
Burr Ridge, Illinois 60527

14122 Chicago Road
Dolton, Illinois 60419

990 North York Road
Elmhurst, Illinois 60126

401 North LaGrange Road
LaGrange Park, Illinois 60526

1151 State Street
Lemont, Illinois 60439

6401 North Lincoln Avenue
Lincolnwood, Illinois 60712

4010 West Touhy Avenue
Lincolnwood, Illinois 60712

7000 North McCormick Road
Lincolnwood, Illinois 60712

6201 Dempster Street
Morton Grove, Illinois 60053

9147 Waukegan Road
Morton Grove, Illinois 60053

15 East Prospect Avenue
Mount Prospect, Illinois 60056

7557 West Oakton Street
Niles, Illinois 60714

7222 West Cermak Road
North Riverside, Illinois 60546

7501 West Cermak Road
North Riverside, Illinois 60546

200 West Higgins Road
Schaumburg, Illinois 60195

475 East 162nd Street
South Holland, Illinois 60473

16178 South Park Avenue
South Holland, Illinois 60473

16340 South Park Avenue
South Holland, Illinois 60473

16255 South Harlem Avenue
Tinley Park, Illinois 60477

18299 Harlem Avenue
Tinley Park, Illinois 60477

Union Bank
www.unionbankokc.com
877.949.7200

4921 North May Avenue
Oklahoma City, Oklahoma 73112

125 East First
Edmond, Oklahoma 73034

1201 West Memorial Road
Oklahoma City, Oklahoma 73114

7300 South Penn Avenue
Oklahoma City, Oklahoma 73159

312 West Commerce
Oklahoma City, Oklahoma 73109

MB Financial Bank Community
Development Corporation
1200 North Ashland Avenue
Chicago, Illinois 60622
773.292.2052

LaSalle Systems Leasing
40 Skokie Boulevard #200
Northbrook, Illinois 60062
847.564.4141
www.elasalle.com

Vision Investment Services, Inc
1211 West 22nd Street #820
Oak Brook, Illinois 60523
630.684.0290
www.investwithvision.com

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